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Telephone 0207 528 6362
Date 0207 528 6226

Wednesday 29th January, 2003

03 FEB -6 AM 7:21

Legal & General

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Telephone 020 7528 6200
Fax 020 7528 6222

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

[redacted]

03003686

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- *2002 full year new business results*

Please stamp and return the enclosed receipt copy letter.

PROCESSED
MAR 0 3 2003
THOMSON
FINANCIAL

Yours faithfully,

P N Horsman
Investor Relations Manager

Enc

24 January 2003

Legal & General Group Plc
2002 new business results

- **Core UK individual business grows by more than a quarter**
- **Record new business in fund management despite falling equity values**
- **Further market share gains expected in a difficult environment**

	Full year	**Increase/ decrease**
New business APE*		
UK		
- individual	**£737m**	**+26%**
- group	**£74m**	**-42%**
UK total	**£811m**	**+14%**
International	**£95m**	**+4%**
Worldwide total	**£906m**	**+13%**
New institutional fund management	**£14.0bn**	**+6%**

* Annual Premium Equivalent (APE) is total new annual premiums + 10% of single premiums and includes ISA and unit trust sales.

David Prosser, Group Chief Executive, said: "2002 was a year of significant achievement and new business in the UK retail market grew by 26% benefiting from our distribution strength. Our individual life and pensions business grew by 17% and ISAs and unit trust sales by an exceptional 61%.

Our UK fund management business had another excellent year winning a record £14 billion of new funds. This performance is particularly impressive given the sharp fall in equity values over the last three years. We have again had excellent support from pension fund trustees who continue to switch assets to an indexed core and active satellite structure.

The final quarter of the year has proved challenging for the retail savings market as a result of continuing weakness in equity markets and the consequent fall in consumer confidence. In these testing market conditions, the strength of our brand and our strategy of offering good value products through a wide range of distribution channels continues to produce above market sales performance.

Although not immune from adverse markets, Legal & General has the business model and financial strength to continue its record of out-performance seen over the last seven years."

UK business - Individual

Individual business (including ISAs and unit trusts) grew by 26% over the year to £737m APE (2001: £583m), as the impact of new partnerships continued to benefit our sales performance. In the final quarter, individual new business at £157m APE was 8% below both the third quarter result and the corresponding quarter in 2001 as a result of continuing weakness in equity markets and the consequent fall in consumer confidence.

Life

Annual premium sales increased to £141m (2001: £138m), as the strong position we have built in the life protection market has more than offset the impact of our decision to withdraw our ISA mortgage repayment product in May 2001.

Demand for single premium bonds in the earlier part of the year benefited from our new distribution partnerships. Full year sales increased by 16% to £1,431m (2001: £1,238m). Although volumes fell in the second half of the year, there was a recovery in with-profits bond sales in the final quarter, taking single premiums to £362m, comfortably ahead of the third quarter (£293m) but below the final quarter of 2001 (£395m).

Pensions

New annual premium business grew strongly in 2002, up 32% to £162m (2001: £123m) reflecting our success in winning business from fee-based employee benefit consultants. Fourth quarter new annual premium business at £30m was 23% below the corresponding quarter in 2001 (£39m).

Largely as a consequence of increased compulsory purchase annuity sales and a higher level of DSS rebates, single premium business grew 21% to £876m (2001: £721m). Legal & General has not actively pursued that element of the pensions transfer market which has commanded higher commission levels. The fourth quarter new business result of £253m was broadly in line with the third quarter and 51% up on the corresponding quarter in 2001 (£167m).

ISAs and unit trusts

We have achieved exceptional growth in new business against a significant downturn in total market sales. Regular payment business for the full year grew 31% to £51m (2001: £39m). Single payment sales reached £1,522m, an increase of 75% (2001: £872m). Single payment sales fell to £223m in the fourth quarter from £243m in the corresponding period in 2001, which benefited from a £60m contribution from guaranteed products.

UK business - Group

Group new business for the year was £74m APE (2001: £127m). In the fourth quarter, group new business of £19m APE showed an improvement on the third quarter but was 21% below the 2001 level.

Annual premium business was 20% lower at £37m (2001: £46m) resulting from lower levels of incremental business on a declining final salary pension portfolio. Lower volumes of single premium business at £373m (2001: £815m) reflected reduced levels of demand in the bulk purchase annuity market arising from the adverse impact of equity markets on pension scheme funding levels. We have continued to win encouraging volumes of bulk purchase business in the small and mid-sized segment. In the final quarter, single premium new business improved from the third quarter level of £59m to £111m but was still below the fourth quarter 2001 level of £148m.

Institutional fund management

Over the year, our institutional fund management business maintained its highly successful track record, winning new funds of £14.0bn (2001: £13.2bn). This result has been achieved despite a significant fall in equity values over the year. Fourth quarter new business of £3.8bn has ensured that we maintained our record of averaging over £1bn of new UK pension fund investment business per month over the last five years.

Group funds under management at the year-end were £115bn, unchanged from the 2001 year end despite market falls.

International business

In sterling terms, international new business increased by 4% to £95m APE (2001: £91m).

In the USA, new business grew strongly, up 21% to $92m APE (2001: $76m) as we continued to develop our chosen niche market of term assurance for upper income customers. Legal & General America is now a top 10 provider in the term assurance market. In the fourth quarter new business grew by 14% to $24m APE (2001: $21m).

Our European businesses continued to experience difficult market conditions producing €59m APE over the year (2001: €63m). In France, new business for the year (including unit trusts) was €30m APE (2001: €35m). Our business in the Netherlands outperformed its market as annual premium business at €16m (2001: €13m) showed further growth with a strong contribution from term assurance. Single premium business grew in the second half but the result for the year was lower at €133m for the year (2001: €149m), following an exceptional result in the first quarter of 2001.

UK distribution and outlook

Our view is that equity markets offer good value at current levels but that recovery could be slow as confidence is taking time to build. Legal & General is well placed to benefit both from any improvement in the market and from the continuing concentration on larger companies with recognised financial strength by customers and their advisers.

The success of 2002 has been built on the strength of our partnerships, greater focus in IFA distribution and on our ability to handle increasing volumes of business electronically. In the term assurance market, over 50% of IFA applications are now handled on-line with differential pricing for electronic submission. In 2003 we will actively seek further opportunities to develop both our partnerships and IFA business.

Looking further ahead, we believe proposed regulatory changes favour companies with multi-channel distribution capabilities. Changes such as mortgage regulation, the introduction of "Sandler products", lighter touch regulation and depolarisation play to our established distribution strategy.

For further information contact:

Investors: Peter Horsman
Head of Investor Relations
020 7528 6362

Media: John Morgan
Head of Public Relations
020 7528 6213

Anthony Carlisle
Citigate Dewe Rogerson
020 7638 9571
07973 611888

Notes:

1. A copy of this announcement can be found in the shareholder section of our website at http://investor.legalandgeneral.com/releases.cfm

2. There will be a conference call today for analysts and fund managers at 9.00am (UK time) on +44 (0)20 8400 6337 hosted by Andrew Palmer, Group Director (Finance). Replay will be available until 31 January 2003 on +44 (0)20 8797 2499 and the pass code is 863195#.

3. Financial Calendar:

2002 preliminary results	27 February 2003
2003 first quarter new business results and AGM	30 April 2003
2003 interim results and second quarter new business	24 July 2003
2003 third quarter new business results	15 October 2003

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2002

NEW UK BUSINESS

	Year ended 31 December		increase/ (decrease)	Three months to 31 December		increase/ (decrease)
	2002	2001		2002	2001	
	£m	£m	%	£m	£m	%
INDIVIDUAL LIFE AND PENSIONS BUSINESS						
New annual premiums						
Life:						
- Mortgage related	96	101		23	26	
- Protection	45	37		11	11	
Pensions:						
- Individual pensions	162	123		30	39	
Total new annual premiums	303	261	16	64	76	-16
Single premiums						
Life:						
- With-profits	1,172	1,134		286	360	
- Other	259	104		76	35	
Pensions:						
- Individual pensions	283	266		69	55	
- Annuities - individual	434	335		134	80	
- DSS rebates	159	120		50	32	
Total single premiums	2,307	1,959	18	615	562	9
Individual life and pensions APE	534	457	17	126	132	-5

	Year ended 31 December		increase/ (decrease)	Three months to 31 December		increase/ (decrease)
	2002	2001		2002	2001	
	£m	£m	%	£m	£m	%
ISAS, PEPS AND UNIT TRUSTS						
New annual premiums						
- ISAs/PEPs (excluding cash ISAs)	44	38		7	13	
- Unit trusts	7	1		2	1	
Total new annual premiums	51	39	31	9	14	-36
Single premiums						
- ISAs/PEPs (excluding cash ISAs)	720	467		74	98	
- Unit trusts	802	405		149	145	
Total single premiums	1,522	872	75	223	243	-8
ISAs, PEPs and unit trusts APE	203	126	61	31	38	-18
Total individual business APE	737	583	26	157	170	-8

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m	increase/ (decrease) %	Three months to 31 December 2002 £m	Three months to 31 December 2001 £m	increase/ (decrease) %
GROUP LIFE AND PENSIONS BUSINESS						
New annual premiums						
- Group risk	30	32		6	7	
- Group pensions	7	14		2	2	
Total new annual premiums	37	46	-20	8	9	-11
Single premiums						
- Annuities - bulk purchase	307	741		97	143	
- Other group business	66	74		14	5	
Total single premiums	373	815	-54	111	148	-25
Group life and pensions APE	74	127	-42	19	24	-21
Total UK APE	811	710	14	176	194	-9
INSTITUTIONAL FUND MANAGEMENT						
UK Managed Funds						
- Pooled funds	12,359	10,608		3,187	2,842	
- Segregated funds	1,039	2,571		550	1,373	
	13,398	13,179		3,737	4,215	
UK Other	569	40		27	12	
	13,967	13,219	6	3,764	4,227	-11

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2002

WORLDWIDE NEW BUSINESS

	Year ended 31 December 2002 £m	Year ended 31 December 2001 £m	increase/ (decrease) %	Three months to 31 December 2002 £m	Three months to 31 December 2001 £m	increase/ (decrease) %
Annual premiums						
Life and pensions:						
- Life	171	170		40	44	
- Pensions	169	137		32	41	
UK	340	307	11	72	85	-15
- USA	57	52		14	14	
- Netherlands	10	8		2	2	
- France	5	7		1	1	
Total life and pensions	412	374	10	89	102	-13
Retail investment business:						
- UK	51	39		9	14	
Total new annual premiums	463	413	12	98	116	-16
Single premiums						
Life and pensions:						
- Life	1,431	1,238		362	395	
- Pensions	1,249	1,536		364	315	
UK	2,680	2,774	-3	726	710	2
- USA	3	1		1	1	
- Netherlands	87	91		20	14	
- France	111	109		28	25	
Total life and pensions	2,881	2,975	-3	775	750	3
Retail investment business:						
- UK	1,522	872		223	243	
- France	32	35		9	6	
Total single premiums	4,435	3,882	14	1,007	999	1
Equivalent premium income (APE)						
- Life and pensions business	700	671	4	166	177	-6
- Retail investment business	206	130	58	32	39	-18
Worldwide APE	906	801	13	198	216	-8

LEGAL & GENERAL GROUP PLC
UNAUDITED NEW BUSINESS PREMIUMS
YEAR ENDED 31 DECEMBER 2002

OVERSEAS OPERATIONS
IN LOCAL CURRENCY

	Year ended 31 December 2002	2001	increase/ (decrease) %	Three months to 31 December 2002	2001	increase/ (decrease) %
USA ($m):						
New annual premiums	91	76		24	21	
Single premiums	5	1		2	0	
APE	92	76	21	24	21	14
Netherlands (€m):						
New annual premiums	16	13		3	3	
Single premiums	133	149		27	24	
APE	29	28	4	6	6	0
France (€m):						
New annual premiums	8	11		1	1	
Single premiums	170	178		37	43	
Unit trusts	49	58		13	12	
APE	30	35	-14	6	7	-14

UK INDIVIDUAL APE BY CHANNEL

Year ended 31 December 2002

	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	155	185	340	46
Business partnerships	155	147	302	41
Business partnerships direct	22	22	44	6
Direct	22	29	51	7
	354	383	737	100

Year ended 31 December 2001

	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	154	159	313	54
Business partnerships	108	92	200	34
Business partnerships direct	8	3	11	2
Direct	30	29	59	10
	300	283	583	100

Three months to 31 December 2002

	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	30	48	78	50
Business partnerships	39	30	69	44
Business partnerships direct	2	2	4	2
Direct	2	4	6	4
	73	84	157	100

Three months to 31 December 2001

	Annual £m	Single £m	Total APE £m	%
Independent financial advisers	39	36	75	44
Business partnerships	38	38	76	45
Business partnerships direct	6	2	8	5
Direct	7	4	11	6
	90	80	170	100